Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: May 6, 2021

FOR IMMEDIATE RELEASE

VOLTA CHARGING’S PredictEVTM SELECTED AS A FINALIST IN THE ENERGY CATEGORY OF FAST COMPANY’S 2021 WORLD CHANGING IDEAS AWARDS

SAN FRANCISCO, May 5, 2021 — Volta Industries, Inc. (Volta) was named a finalist of Fast Company’s 2021 World Changing Ideas Awards. The awards honor the businesses, policies, projects, and concepts that are actively engaged and deeply committed to pursuing innovation when it comes to solving health and climate crises, social injustice, or economic inequality.

Consistent with Volta’s mission to drive sustainability forward, it introduced PredictEVTM, a machine-learning technology to help utilities, municipalities and companies predict electric vehicle adoption and demand. This proprietary, forward-looking innovation allows users of the tool to optimize their decision-making process to achieve smart, efficient deployment of infrastructure, be prepared for the forecasted growth of EVs and design for the highest possible utilization of their electrification infrastructure investment.

PredictEVTM approaches the planning process holistically. The tool analyzes the multi-dimensional community impact of charging by identifying how different methods of designing and installing infrastructure impact the economic, health, environmental and societal measurements within a community.

“The future of electric vehicle charging stations is a machine intelligent charging network, and PredictEVTM will help us accomplish that,” said Praveen Mandal, Chief Technology Officer at Volta. “Electric vehicle adoption is on the rise, and it is crucial that we offer the energy ecosystem our expertise so they, in turn, can accelerate the necessary infrastructure to support it.”

Now in its fifth year, the World Changing Ideas Awards showcase 33 winners, more than 400 finalists, and more than 800 honorable mentions—with Health and Wellness, AI & Data among the most popular categories. A panel of eminent Fast Company editors and reporters selected winners and finalists from a pool of more than 4,000 entries across transportation, education, food, politics, technology, and more. Plus, several new categories were added, including Pandemic Response, Urban Design, and Architecture. The 2021 awards feature entries from across the globe, from Brazil to Denmark to Vietnam.

Showcasing some of the world’s most inventive entrepreneurs and companies tackling exigent global challenges, Fast Company’s Summer 2021 issue (on newsstands May 10) highlights, among others, a lifesaving bassinet; the world’s largest carbon sink, thanks to carbon-eating concrete; 3D-printed schools; an at-home COVID-19 testing kit; a mobile voting app; and the world’s cleanest milk.

“There is no question our society and planet are facing deeply troubling times. So, it’s important to recognize organizations that are using their ingenuity, impact, design, scalability, and passion to solve these problems,” says Stephanie Mehta, editor-in-chief of Fast Company. “Our journalists, under the leadership of senior editor Morgan Clendaniel, have discovered some of the most groundbreaking projects that have launched since the start of 2020.”

About the World Changing Ideas Awards: World Changing Ideas is one of Fast Company’s major annual awards programs and is focused on social good, seeking to elevate finished products and brave concepts that make the world better. A panel of judges from across sectors choose winners, finalists, and honorable mentions based on feasibility and the potential for impact. With the goals of awarding ingenuity and fostering innovation, Fast Company draws attention to ideas with great potential and helps them expand their reach to inspire more people to start working on solving the problems that affect us all.

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About Volta

Volta is an industry leader in commerce-centric EV charging networks. Volta’s vision is to build EV charging networks that capitalize on and catalyze the shift from combustion-powered miles to electric miles by placing stations where consumers live, work, shop and play. By leveraging a data-driven understanding of driver behavior to deliver EV charging solutions that fit seamlessly into drivers’ daily routines, Volta’s goal is to benefit consumers, brands and real-estate locations while helping to build the infrastructure of the future.  As part of Volta’s unique EV charging offering, its stations allow it to enhance its site hosts’ and strategic partners’ core commercial interests, creating a new means for them to benefit from the transformative shift to electric mobility. To learn more, visit www.voltacharging.com.

Additional Information

In February 2021, Volta and Tortoise Acquisition Corp. II (NYSE: SNPR), a publicly traded special purpose acquisition company with a strategic focus on energy sustainability and decarbonizing transportation, announced they entered into a business combination agreement. Upon the closing of the transaction, which remains subject to customary closing conditions, the combined entity will be named Volta Inc. and remain on the New York Stock Exchange under the new ticker symbol “VLTA”.

About Tortoise Acquisition Corp. II

Tortoise Acquisition Corp. II (NYSE: SNPR) is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Tortoise Acquisition Corp. II’s expertise spans across the entire energy and infrastructure value chain. Tortoise Acquisition Corp. II’s strategy is to combine with a company to take advantage of the global opportunities created by the energy transition including clean energy generation and storage, alternative fuels and transportation, technological advances and changes in energy policies. To learn more, visit www.tortoisespac.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

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Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Tortoise Acquisition Corp. II’s proposed business combination with Volta, Tortoise Acquisition Corp. II’s ability to consummate the transaction, the benefits of the transaction and Volta’s and the combined company’s future financial performance, strategy, growth, prospects, plans and objectives of management] are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Tortoise Acquisition Corp. II and Volta disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Tortoise Acquisition Corp. II and Volta caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Tortoise Acquisition Corp. II or Volta. In addition, Tortoise Acquisition Corp. II cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Tortoise Acquisition Corp. II or Volta following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Tortoise Acquisition Corp. II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Tortoise Acquisition Corp. II’s or Volta’s current plans and operations as a result of the announcement of the transactions; (v) Volta’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Tortoise Acquisition Corp. II’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Tortoise Acquisition Corp. II’s Annual Report on Form 10-K filed with the SEC on March 19, 2021. Tortoise Acquisition Corp. II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Shareholders

In connection with the proposed business combination, Tortoise Acquisition Corp. II will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC. The Registration Statement will include a proxy statement/prospectus of Tortoise Acquisition Corp. II. Additionally, Tortoise Acquisition Corp. II will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Tortoise Acquisition Corp. II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

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Participants in the Solicitation

Tortoise Acquisition Corp. II and its directors and officers may be deemed participants in the solicitation of proxies of Tortoise Acquisition Corp. II’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Tortoise Acquisition Corp. II’s executive officers and directors in the solicitation by reading Tortoise Acquisition Corp. II’s Annual Report on Form 10-K filed with the SEC on March 19, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Tortoise Acquisition Corp. II’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Contact:
Goodman Media International, Inc.
VoltaPR@goodmanmedia.com

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